December 16, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re: Alternative Investment Partners Absolute Return Fund (File Nos. 333-140821; 811-21767) Alternative Investment Partners Absolute Return Fund STS (File Nos. 333-140822; 811-21831) Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593) (each, a “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by each Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by Alternative Investment Partners Absolute Return Fund (File No. 005-82800) on October 17, 2008, Alternative Investment Partners Absolute Return Fund STS on October 17, 2008 (File No. 005-82801) and Morgan Stanley Institutional Fund of Hedge Funds LP on October 17, 2008 (File No. 005-79001). Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by each Fund, including filings made on January 16, 2009 by each Fund.

GENERAL

Comment 1.	In connection with future tender offer filings, please include a transmittal letter with the filing that contains the contact information of a person to be contacted with any comments.

Response 1. Each Fund will include a transmittal letter in connection with future filings of tender offer documents containing the contact information of a person to be contacted with any comments.

OFFER TO PURCHASE

Comment 2.	Please explain how the disclosure in Item 4 on page B-7 is consistent with the requirements of conducting a “continuous public offering” under Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”).

Response 2. The disclosure has been revised to clarify that this paragraph is in accordance with the requirements of Rule 415 of the 1933 Act.

Comment 3.	The sixth bullet point on page B-7 of the Offer to Purchase states the NAV of the Fund. Please add the NAV of Fund Shares.

Response 3. The requested disclosure will be added to future filings.

Comment 4.	The sixth bullet point on page B-7 of the Offer to Purchase for Morgan Stanley Institutional Fund of Hedge Funds LP states the NAV of the Fund. Please explain whether the Fund has a separate per-share NAV share price.

Response 4. The Fund has no separate per-share NAV, as the Fund’s interests are not unitized.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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